Exhibit 99.1


                            CERTIFICATION PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
                            (18 U.S.C. SECTION 1350)


In connection with the accompanying Annual Report of Trade Wind Communications Limited (the "Company") on Form 20-F for the fiscal year ended June 30, 2002 (the "Report"), I, Nicholas R. Bird, Chief Executive Officer of the Company, hereby certify that:

1. I have reviewed this Annual Report on Form 20-F of Trade Wind Communications Limited;

2. Based on my knowledge, the Annual Report on Form 20-F fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. Section 78m or Section 78o(d));

3. Based on my knowledge, this Annual Report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report on Form 20-F; and

4. Based on my knowledge, the financial statements and other financial information contained in this Annual Report on Form 20-F, fairly presents, in all material respects, the financial condition, results of operations and cash flows of the Company for the periods presented.


Dated:                                          /s/ N R Bird
                                                -----------------------
                                                Nicholas R. Bird
                                                Chief Executive Officer


The above certification is furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350) and is not being filed as part of the Form 20-F or as a separate disclosure document.